Exhibit 99.7

DESCARTES REPORTS FISCAL 2007 SECOND QUARTER FINANCIAL RESULTS

Revenues up 17% and net income up 22% over year-ago quarter; sixth consecutive profitable quarter driven by higher revenues and operating margins

WATERLOO, ONTARIO, September 7, 2006 — On-demand logistics software-as-a-service (SaaS) specialist The Descartes Systems Group Inc. released financial results for its fiscal 2007 second quarter (Q2FY07) ended July 31, 2006. The financial results referenced are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

As described in more detail below, key financial highlights for Descartes in Q2FY07 include:

•	Revenues of $13.3 million, up $1.9 million or 17% from $11.4 million in the year-ago quarter (Q2FY06) and up $1.6 million or 14% from $11.7 million in the previous quarter (Q1FY07);
•	Gross margin of 67%, improved from 60% in Q2FY06 and from 65% in Q1FY07;
•

Net income of $1.1 million, up $0.2 million or 22% from net income of $0.9 million in Q2FY06, and compared to net income of $1.2 million in Q1FY07. Q2FY07 total expenses include approximately $0.7 million of amortization of intangible assets and contingent acquisition consideration from Descartes’ recently completed acquisitions of Flagship Customs Services, Inc. (“FCS”) and ViaSafe Inc. (“ViaSafe”); and

•

EBITDA of $2.8 million, up 87% from EBITDA of $1.5 million in Q2FY06 and up 17% from EBITDA of $2.4 million in Q1FY07. EBITDA is a non-GAAP financial measure provided as a complement to financial results provided in accordance with GAAP, and is referenced to show Descartes’ baseline performance before gains, losses, certain non-cash and acquisition-related expenses and other charges that are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (dollar amounts in millions):

	Q2FY07	Q1FY07	Q4FY06	Q3FY06	Q2FY06
Revenues	13.3	11.7	11.5	11.5	11.4
Gross margin (% of revenues)	67%	65%	64%	61%	60%
Net income	1.1*	1.2*	1.0	0.6	0.9**
EBITDA	2.8	2.4	2.2	1.7	1.5
EBITDA % of revenues	21%	21%	19%	15%	13%

* Q2FY07 total expenses include approximately $0.7 million of amortization of intangible assets and contingent acquisition consideration from Descartes’ recently completed acquisitions of FCS and ViaSafe. Total expenses also include stock-based compensation expense (Q2FY07 $0.1 million; Q1FY07 $0.2 million) as a result of Descartes’ adoption in Q1FY07 of a new accounting standard requiring the expensing of stock-based compensation (SFAS 123R).

** Q2FY06 net income included a $0.9 million one-time gain on the sale of a long-term investment.

“We have again delivered solid operational improvements,” said Brandon Nussey, Descartes’ CFO. “We continue to have a solid balance sheet and, especially with our recent acquisitions of ViaSafe and Flagship, an excellent platform from which to continue delivering value to our customers and shareholders.”

“These operating results reflect the successes that our customers’ have achieved using our solutions,” commented Arthur Mesher, Descartes’ CEO. “Our customers have been a great source of support for our company, our technology and our on-demand, software-as-a-service business model. Working together with our customers, we have helped them more efficiently manage their transportation costs, streamline their logistics operations and improve the delivery service they can offer their own customers. These customer achievements have enabled us to deliver the operating performance we’ve had this past quarter.”

Recent Acquisitions

On April 7, Descartes acquired Ottawa-based ViaSafe, an on-demand provider of software-as-a-service (SaaS) to help carriers, customs brokers and logistics service providers across all modes of transportation negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. To acquire ViaSafe, Descartes paid $7.3 million in cash, issued 307,799 common shares valued at approximately $1.1 million for accounting purposes, and incurred approximately $0.6 million in costs directly attributable to the acquisition ($0.2 million of which costs remain unpaid as at the end of Q2FY07). Descartes also assumed ViaSafe’s employee stock option plan pursuant to which outstanding unvested options converted to options to purchase 140,000 Descartes common shares.

On June 30, Descartes acquired Maryland-based FCS, an on-demand provider of software-as-a-service (SaaS) to help shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities, such as U.S. Customs and Border Protection and the Canadian Border Services Agency. FCS also operates the U.S. Census Bureau's AESDirect service for electronic filing of export information. To acquire FCS, Descartes paid $25.3 million in cash, issued approximately 1.1 million common shares valued at $4.4 million for accounting purposes, and incurred approximately $0.6 million in costs directly attributable to the acquisition ($0.5 million of which costs remain unpaid as at the end of Q2FY07).

A portion of the purchase price for the FCS and ViaSafe acquisitions was allocated to intangible assets, which Descartes generally amortizes over three to five years. In Q2FY07, $0.4 million of intangible assets related to these acquisitions was amortized as part of the aggregate $0.7 million in amortization of intangibles in the quarter. Based on the preliminary allocation of purchase prices for these acquisitions, Descartes currently anticipates that total amortization expense will be approximately $0.8 million and $0.7 million in each of the third and fourth quarters of fiscal 2007, respectively.

Included in the acquisition consideration described above for the FCS and ViaSafe transactions is acquisition consideration that is being held in escrow contingent on the continued employment of certain of the former shareholders of the acquired companies. For FCS, $4.0 million of this contingent acquisition consideration will be amortized over the employment period of certain former shareholders to a maximum period of two years. For ViaSafe, $0.9 million of this contingent acquisition consideration will be amortized over the employment period of certain former shareholders to a maximum of eighteen months. In Q2FY07, $0.3 million of contingent acquisition consideration was amortized. Assuming continued employment of all former shareholders subject to this contingency, Descartes currently anticipates that approximately $0.7 million of contingent acquisition consideration will be amortized in the next quarter.

Amortization of intangible assets and contingent acquisition consideration has been excluded from our EBITDA calculations included in this release, as described in more detail below.

Organizational Announcements

Gregory Cronin, former EVP, Corporate Strategy and Business Development, has been appointed EVP, Sales and Marketing. Chris Jones, former EVP, Solutions and Markets, has been appointed EVP, Solutions and Services. Mark Weisberger, former EVP, Field Operations has left Descartes to pursue other opportunities.

Q2FY07 Financial Results

Total revenues increased to $13.3 million for Q2FY07 from $11.4 million in Q2FY06 and $11.7 million in Q1FY07. Revenues for the quarter consisted of $12.1 million in services revenues and $1.2 million in license revenues. FCS contributed approximately $0.4 million in revenues to Descartes in Q2FY07. Geographically, approximately 76% of revenues were generated in the Americas, approximately 22% in Europe, Middle East and Africa, and approximately 2% in the Asia Pacific region.

Gross margin in Q2FY07 was 67%, increased from 60% in Q2FY06 and 65% in Q1FY07. Gross margin on services revenues was 65% and gross margin on license revenues was 83%.

Descartes generated net income of $1.1 million in Q2FY07, compared to net income of $0.9 million in Q2FY06, and net income of $1.2 million in Q1FY07. Q2FY07 total expenses included $0.7 million of amortization of intangible assets and contingent acquisition consideration related to the FCS and ViaSafe acquisitions. On a basic and fully diluted basis, earnings per share in Q2FY07 were $0.02, compared to earnings per share of $0.02 in Q2FY06, and earnings per share of $0.03 in Q1FY07.

Descartes’ Q2FY07 EBITDA was $2.8 million, improved from EBITDA of $1.5 million in Q2FY06 and EBITDA of $2.4 million in Q1FY07. EBITDA is a non-GAAP financial measure provided as a complement to financial results provided in accordance with GAAP, and is referenced to show Descartes’ baseline performance before gains, losses, certain non-cash and acquisition-related expenses and other charges that are considered by management to be outside Descartes’ ongoing operational results. FCS’s results of operations contributed approximately $0.2 million to Descartes’ EBITDA in Q2FY07.

Descartes’ aggregate cash, cash equivalents and marketable securities at the end of Q2FY07 were $17.2 million, compared to $40.9 million at the end of Q1FY07. Cash use in the quarter included $24.1 million used towards the acquisition of FCS (net of cash received), $0.8 million to pay costs associated with the ViaSafe acquisition and recent financing activities, and $0.7 million towards capital asset acquisitions. Cash generated from ongoing business operations was approximately $1.9 million. Descartes’ days-sales-outstanding for Q2FY07 were 54 days.

Conference Call

Company management will discuss these results, business prospects, and certain future expectations in a live conference call and audio webcast with the financial community at 8 a.m. EDT today, September 7. Interested parties may listen to the audio webcast via the Descartes website at www.descartes.com/company/investors, or can dial in to the conference call at (800) 967-7185 or (719) 457-2634. Please log in or dial in, as applicable, approximately 10 minutes prior to the scheduled start time.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or (719) 457-0820 and quoting reservation number 7949496. An archived replay of the webcast will also be available through the Descartes website at www.descartes.com/company/investors.

About Descartes

Descartes (Nasdaq: DSGX) (TSX: DSG) is a software-as-a-service (SaaS) company that has been dedicated since its founding in 1981 to developing the world's largest multimodal electronic logistics messaging network, called the Global Logistics Network or GLN. Descartes’ on-demand GLN processes more than a million messages every day for companies with transport operations. Descartes also offers software layered on top of the GLN for areas including truck scheduling and route optimization that allows carriers, shippers and intermediaries to translate these messages into actionable information. This information is shared by more than 3,000 Descartes customers, and their customers, in 60 countries. Descartes' customers include about 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has about 288 employees and is based in Waterloo, Ontario, with operations in Ottawa, Atlanta, Pittsburgh, Washington, D.C. and Stockholm.

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Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to deliver value to customers and shareholders and improve market position; anticipated expenses for amortization of intangible assets and contingent acquisition consideration in future quarters; Descartes’ ability to manage its operating expenses; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to keep its operating expenses at a level below its visible and recurring revenues; departures of key customers; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; acceleration of the amortization of contingent acquisition consideration in circumstances including the shareholder subject to the contingency terminating his employment with Descartes prior to the expiration of his employment contract; decreases in the price of Descartes’ common shares which trigger a charge relating to the impairment of goodwill or intangible assets; Descartes’ ability to integrate acquired companies and personnel; differences between preliminary and final purchase price allocations for acquisitions; recent increases in fuel prices; disruptions in the movement of freight; exposure to greater than anticipated tax liabilities; changes in electronic customs filing regulations; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the U.S. Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for the fiscal year ended January 31, 2006. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest (represented as Other income (expense) on the Consolidated Statements of Operations), taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, impairment of goodwill, amortization of deferred compensation (including stock-based compensation expense), and amortization of convertible debenture costs). However, EBITDA is not a measure determined under GAAP and may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before gains, losses, certain non-cash and acquisition-related expenses and other charges that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors' overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q2FY07, Q1FY07, Q4FY06, Q3FY06 and Q2FY06, which we believe is the most directly comparable GAAP measure.

Reconciliation of EBITDA

(US dollars in millions)	Q2FY07	Q1FY07	Q4FY06	Q3FY06	Q2FY06

Net income, as reported on Consolidated Statements of Operations	1.1	1.2	1.0	0.6	0.9
Adjustments to reconcile to EBITDA:
Other income	(0.2)	(0.2)	(0.2)	(0.1)	(0.8)
Income tax expense	-	0.2	0.1	-	-
Depreciation expense	0.6	0.4	0.6	0.5	0.5
Impairment of goodwill, amortization of intangible assets and contingent acquisition consideration	1.2	0.5	0.7	0.7	0.8
Amortization of deferred compensation (including stock-based compensation expense) and convertible debenture costs	0.1	0.3	-	-	0.1
EBITDA	2.8	2.4	2.2	1.7	1.5

Contact Information:

Tel: (519) 746-6114, ext. 2238

investor@descartes.com

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2006	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	14,553	27,634
Marketable securities	2,675	5,367
Accounts receivable
Trade	7,982	5,188
Other	1,050	462
Prepaid expenses and other	1,173	651
Deferred contingent acquisition consideration	1,833	-
	29,266	39,302
CAPITAL ASSETS	6,613	6,039
GOODWILL	20,205	-
INTANGIBLE ASSETS	11,941	1,429
DEFERRED CONTINGENT ACQUISITION CONSIDERATION	2,000	-
	70,025	46,770

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	3,220	1,828
Accrued liabilities	4,121	3,750
Deferred revenue	2,612	2,776
	9,953	8,354

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 46,283,000 at July 31, 2006 (January 31, 2006 - 40,723,800)	19,197	21
Additional paid-in capital	446,926	446,565
Unearned deferred compensation	(687)	(57)
Accumulated other comprehensive income (loss)	50	(375)
Accumulated deficit	(405,414)	(407,738)
	60,072	38,416
	70,025	46,770

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2006	2005	2006	2005
REVENUES	13,293	11,428	24,985	22,734
COST OF REVENUES	4,399	4,599	8,521	9,415
GROSS MARGIN	8,894	6,829	16,464	13,319
EXPENSES
Sales and marketing	2,763	2,095	5,185	4,218
Research and development	2,237	1,679	4,084	3,323
General and administrative	1,820	2,142	3,443	4,124
Amortization of intangible assets	693	665	1,190	1,443
Contingent acquisition consideration	349	-	349	-
Impairment of goodwill	100	100	100	100
Restructuring costs	-	-	-	(221)
	7,962	6,681	14,351	12,987
INCOME FROM OPERATIONS	932	148	2,113	332
OTHER INCOME (EXPENSE)
Interest expense	-	(286)	-	(699)
Investment income	191	123	413	349
Gain on sale of long-term investment	-	945	-	1,420
	191	782	413	1,070
INCOME BEFORE INCOME TAXES	1,123	930	2,526	1,402
INCOME TAX EXPENSE	38	1	202	8
NET INCOME	1,085	929	2,324	1,394
EARNINGS PER SHARE
Basic and diluted	0.02	0.02	0.05	0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	45,549	40,706	44,108	40,706
Diluted	47,122	41,653	45,640	41,486

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net income	1,085	929	2,324	1,394
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	557	507	1,014	1,023
Amortization of intangible assets	693	665	1,190	1,443
Contingent acquisition consideration	182	-	182	-
Impairment of goodwill	100	100	100	100
Amortization of convertible debenture costs	-	43	-	107
Amortization of deferred compensation	29	34	67	68
Stock-based compensation expense	114	-	351	-
Gain on sale of long-term investment	-	(945)	-	(1,420)
Changes in operating assets and liabilities:
Accounts receivable
Trade	(484)	598	(1,370)	1,124
Other	376	149	268	91
Prepaid expenses and other	(454)	(279)	(457)	3
Deferred contingent acquisition consideration	(3,833)	-	(3,833)	-
Accounts payable	243	(369)	731	(152)
Accrued liabilities	(214)	(2,067)	(354)	(2,401)
Deferred revenue	(518)	(542)	(345)	700
Cash provided by (used in) operating activities	(2,124)	(1,177)	(132)	2,080
INVESTING ACTIVITIES
Maturities of marketable securities	-	21,549	5,334	26,537
Sale of marketable securities	5,092	10,000	5,092	10,000
Purchase of marketable securities	(2,733)	(4,017)	(7,734)	(9,014)
Additions to capital assets	(664)	(18)	(1,030)	(126)
Sale of long-term investment	-	3,521	-	4,720
Acquisition of subsidiaries, net of cash received and bank indebtedness assumed	(20,108)	(100)	(27,772)	(100)
Acquisition-related costs	(404)	-	(504)	-
Cash provided by (used in) investing activities	(18,817)	30,935	(26,614)	32,017
FINANCING ACTIVITIES
Purchase of convertible debentures	-	(26,995)	-	(26,995)
Cash provided by (used in) issuance of common shares	(356)	-	13,665	-
Cash provided by (used in) financing activities	(356)	(26,995)	13,665	(26,995)
Increase (decrease) in cash and cash equivalents	(21,297)	2,763	(13,081)	7,102
Cash and cash equivalents at beginning of period	35,850	21,559	27,634	17,220
Cash and cash equivalents at end of period	14,553	24,322	14,553	24,322